Earnings Release and Operating Highlights for the Second Quarter and Half Year Ended 30 June 2026 Digital Revenue Climbs 83.0% Kyivstar Raises 2026 Revenue and EBITDA Outlook (USD terms)

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 2 2Q26 HIGHLIGHTS Note: We use certain non-IFRS measures that are otherwise indicated with “*”. Please see Attachment A for reconciliations to Kyivstar’s non-IFRS measures and Attachment D for a detailed description of such measures 1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 2Q26 at USD 8.9 million. Prior periods have been reclassified accordingly (2Q25: USD 9.8 million). 2. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (2Q26) and 206.9 (2Q25). Earnings per Share (EPS)2 USD 0.33 -17.5% YoY -9.2% YoY in UAH Total Revenue USD 339 mn +19.3% YoY +27.0% YoY in UAH Telecom & Infrastructure Revenue1 USD 265 mn +8.8% YoY +15.8% YoY in UAH Digital Revenue1 USD 74 mn +83.0% YoY +94.7% YoY in UAH 21.7% of total revenue Mobile ARPU USD 3.9 +11.2% YoY +18.3% YoY in UAH EBITDA* USD 188 mn +13.7% YoY +21.1% YoY in UAH Net Cash Flows from Operating Activities USD 170 mn 24.1% YoY +31.9% YoY in UAH CAPEX USD 59 mn 2Q26 capex intensity 17.3% Net Profit USD 77 mn -5.7% YoY +1.4% YoY in UAH includes USD 21.2 mn non-cash warrant loss Equity Free Cashflow (after lease and license)* USD 104 mn +32.2% YoY +40.7% YoY in UAH

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 3 1H26 HIGHLIGHTS Note: We use certain non-IFRS measures that are otherwise indicated with “*”. Please see Attachment A for reconciliations to Kyivstar’s non-IFRS measures and Attachment D for a detailed description of such measures 1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 1H26 at USD 18.7 million. Prior periods have been reclassified accordingly (1H25: USD 20.8 million). 2. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1H26) and 206.9 (1H25). Earnings per Share (EPS)2 USD 0.70 +14.8% YoY +22.0% YoY in UAH Total Revenue USD 662 mn +22.8% YoY +29.1% YoY in UAH Telecom & Infrastructure Revenue1 USD 521 mn +8.5% YoY +14.0% YoY in UAH Digital Revenue1 USD 141 mn +138.4% YoY +151.0% YoY in UAH 21.3% of total revenue Mobile Customers (million) 21.8 -2.8% YoY EBITDA* USD 361 mn +17.8% YoY +24.5% YoY in UAH Net Cash Flows from Operating Activities USD 331 mn 24.8% YoY +31.1% YoY in UAH CAPEX USD 126 mn LTM capex intensity 26.6% Net Profit USD 162 mn +28.8% YoY +36.1% YoY in UAH includes USD 22 mn non-cash warrant loss 28.8% YoY +36.1% YoY in UAH Equity Free Cashflow (after lease and license)* USD 191 mn 32.1% YoY +38.9% YoY in UAH

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 4 CONTENTS 2Q26 & 1H26 OVERVIEW 5 GROUP PERFORMANCE 8 STRATEGIC DEVELOPMENTS 15 OUTLOOK 2026 16 PRESENTATION OF FINANCIAL RESULTS 17 ATTACHMENTS 20 DISCLAIMER AND NOTICE TO READERS 30

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 5 2Q26 OVERVIEW Kyiv, New York, July 31, 2026 – Kyivstar Group Ltd. (“Kyivstar” or “the Group”), Ukraine’s leading digital operator, today announces financial and operating results for the second quarter ended June 30, 2026. • Total revenue increased 19.3% YoY in 2Q26 to USD 339 mn (UAH 14.9 bn, +27.0%). This was driven by sustained revenue generation across the telecommunication subscriber base, progress across digital platforms, and the acquisition of Tabletki.ua (“Tabletki”), which further broadened the Group’s digital ecosystem. • Telecommunications and infrastructure revenue rose 8.8% YoY in 2Q26 to USD 265 mn (UAH 11.7 bn, +15.8%). Growth was driven by rising mobile ARPU and data consumption, and an expanding fixed broadband customer base. The telecommunications and infrastructure vertical includes revenue from the solar power plants acquired between December 2025 and May 2026. • Digital revenue rose 83.0% YoY in 2Q26 to USD 73.7 mn (UAH 3.3 bn, +94.7%) on the back of Uklon (mobility platform, acquired effective April 2025), Tabletki (online pharmaceutical platform, acquired effective February 2026), and growth across other verticals. Digital reached 21.7% of total revenue for 2Q26. • The Group recorded a net profit of USD 77 mn for 2Q26, with earnings per share of USD 0.33, inclusive of a USD 21.2 mn non-cash charge from the 2Q26 fair value change on outstanding KGL warrants. • EBITDA rose 13.7% YoY in 2Q26 to USD 188 mn (UAH 8.3 bn, +21.1%), producing a 55.4% margin. The EBITDA margin for the Telecommunications and infrastructure business was 59.1%, and 42.0% for the digital business. • Kyivstar served 21.8 mn mobile customers and 1.3 mn fixed broadband customers as of June 30, 2026. Mobile ARPU increased 11.2% YoY to USD 3.9 (UAH 172.7, +18.3%) for 2Q26. Multiplay customers were stable QoQ at 8.1 mn (+23.6% YoY) with their ARPU increasing 15.6% YoY. They represented 39.9% of one‑month‑active mobile customers as of June 30, 2026. • Group digital customers stood at 29.3 mn (+3.0% QoQ). Uklon reached 5.2 mn customers and recorded 43.0 mn rides and 1.4 mn deliveries in 2Q26. Tabletki recorded 15 mn average monthly bookings in 2Q26 and processed gross merchandise value (GMV) of USD 376 mn for the quarter. • Capital expenditures excluding licenses and ROU totaled USD 59 mn (UAH 2.6 bn), with capex intensity of 26.6% for the last 12 months and 17.3% for 2Q26, reflecting investments in network resilience and targeted reinvestment. • Kyivstar maintained a strong balance sheet with USD 364 mn of cash and cash equivalents as of June 30, 2026. • Kyivstar continued to advance its strategic priorities. Key developments during the quarter include expanding Starlink satellite connectivity; the solar plant acquisition and its implied cost hedge; Uklon’s expansion into commerce, multimodal mobility and autonomous driving; and a series of milestones advancing the development of Ukrainian AI infrastructure. • Kyivstar is raising its 2026 financial outlook to reflect robust growth momentum. The Group now expects USD revenue growth of 14%-16% (prior: 11%-14%) and EBITDA growth of 9%-12% (prior: 7%-10%). This reflects UAH revenue growth of 21%-23% (prior: 18%-21%) and UAH EBITDA growth of 17%-19% (prior: 14%-17%) at an assumed average UAH/USD rate of 44.5 for 2026. The outlook for capex intensity is unchanged at 21%-24% of revenue.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

KYIVSTAR

2Q26 & 1H26: Key highlights[1] (USD mn except per share data)

	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**339**	**284**	**19.3%**	**662**	**539**	**22.8%**
Telecommunication and infrastructure[2]	265	244	8.8%	521	480	8.5%
Digital[2]	74	40	83.0%	141	59	138.4%
Digital revenue as % of total revenue	21.7%	14.2%	7.6p.p.	21.3%	11.0%	10.3p.p.
EBITDA	**188**	**165**	**13.7%**	**361**	**306**	**17.8%**
Telecommunication and infrastructure	157	147	6.3%	301	279	7.8%
Digital	31	18	75.6%	60	27	120.8%
Operating profit / EBIT	**127**	**112**	**13.6%**	**240**	**206**	**16.6%**
Net profit for the period[3]	**77**	**82**	**(5.7%)**	**162**	**126**	**28.8%**
Earnings per share (USD)[3,4]	**0.33**	**0.40**	**(17.5%)**	**0.70**	**0.61**	**14.8%**
Capex excl. licenses and RoU	**59**	**83**	**(29.4%)**	**126**	**134**	**(6.0%)**
LTM capex intensity	26.6%	27.0%	(0.4p.p.)	26.6%	27.0%	(0.4p.p.)
EBITDA after leases (EBITDAaL)	**157**	**138**	**13.7%**	**299**	**251**	**19.0%**
Equity free cash flow (before leases & license)	**115**	**90**	**27.7%**	**212**	**164**	**29.4%**
Equity free cash flow (after leases & license)	**104**	**79**	**32.2%**	**191**	**145**	**32.1%**

	Jun 26	Dec 25	vs. Dec
Cash and cash equivalents	**364**	**455**	**(20.0%)**
Total debt including leases	488	478	2.2%
Net debt	**123**	**22**	**455.8%**
Net liquidity position, excluding leases	277	352	(21.3%)
Total equity	**1,385**	**1,299**	**6.6%**

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Telecom metrics (mn)						
Mobile customers	21.8	22.4	(2.8%)	22.0	22.4	22.5
Broadband customers[5]	1.3	1.2	10.6%	1.3	1.2	1.2
4G customers	15.3	14.4	5.9%	15.3	15.4	15.0
4G subscriber base penetration	70.3%	64.5%	5.8p.p.	69.6%	68.7%	66.5%
Multiplay customers	8.1	6.5	23.6%	8.1	7.3	6.6
Mobile ARPU (USD)	3.9	3.5	11.2%	3.8	3.8	3.7
Churn rate (annualized, %)	14.2%	15.1%	(0.9p.p.)	16.2%	13.5%	9.9%
Monthly data usage per customer (GB)	14.9	12.6	18.3%	14.9	14.7	13.0

	2Q26	1Q26	QoQ	4Q25
Digital metrics (mn)				
Total digital customers (users active in quarter)	**29.3**	**28.4**	**3.0%**	**20.8**
Includes:				
My Kyivstar	9.2	8.7	6.8%	7.8
Helsi	5.0	4.9	1.7%	4.8
Tabletki	6.3	6.3	(0.5%)	n.a.
Kyivstar TV	3.6	3.4	4.4%	3.1
Uklon	5.2	5.1	1.3%	5.1
Rides	43.0	43.7	(1.6%)	43.6
Deliveries	1.4	1.5	(4.2%)	1.3

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting 1Q26 (1Q26 USD 9.7 mn; 2Q26: USD 8.9 mn), with prior periods reclassified for comparability (1Q25: USD 11.0 mn; 2Q25: USD 9.8 mn).
3. Profit and EPS also reflect USD 21.2 million fair value loss on KGL warrants in 2Q26.
4. Weighted avg. common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (2Q26 & 1H26), 206.9 (2Q25 & 1H25).
5. Prior periods come with adjustments to reflect refinements in data collection and reporting, including a switch to 3-month-active metrics to improve comparability between periods and services.

6

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

2Q26 & 1H26: Key highlights[1] (UAH mn except per share data)

	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue, of which:	**14,974**	**11,788**	**27.0%**	**28,957**	**22,436**	**29.1%**
Telecommunications and infrastructure[2]	11,718	10,116	15.8%	22,780	19,975	14.0%
Digital[2]	3,256	1,672	94.7%	6,177	2,461	151.0%
Digital revenue as % of total revenue	21.7%	14.2%	7.6p.p.	21.3%	11.0%	10.3p.p.
EBITDA	**8,290**	**6,848**	**21.1%**	**15,780**	**12,676**	**24.5%**
Telecommunications and infrastructure	6,922	6,115	13.2%	13,163	11,550	14.0%
Digital	1,369	733	86.8%	2,617	1,126	132.5%
Operating profit / EBIT	**5,620**	**4,649**	**20.9%**	**10,498**	**8,557**	**22.7%**
Net profit for the period[3]	**3,415**	**3,368**	**1.4%**	**7,102**	**5,220**	**36.1%**
Earnings per share (UAH)[3,4]	**14.8**	**16.3**	**(9.2%)**	**30.8**	**25.2**	**22.0%**
Capex excl. licenses and RoU	**2,602**	**3,445**	**(24.5%)**	**5,525**	**5,576**	**(0.9%)**
LTM capex intensity	26.6%	27.0%	(0.4p.p.)	26.6%	27.0%	(0.4p.p.)
EBITDA after leases (EBITDAaL)	**6,933**	**5,711**	**21.4%**	**13,108**	**10,410**	**25.9%**
Equity free cash flow (before leases & license)	**5,081**	**3,736**	**36.0%**	**9,285**	**6,821**	**36.1%**
Equity free cash flow (after leases & license)	**4,616**	**3,280**	**40.7%**	**8,376**	**6,031**	**38.9%**

	Jun 26	Dec 25	vs. Dec
Cash and cash equivalents	**16,353**	**19,292**	**(15.2%)**
Total debt including leases	21,905	20,259	8.1%
Net debt	**5,526**	**940**	**488.0%**
Net liquidity position, excluding leases	12,425	14,912	(16.7%)
Total equity	**62,107**	**55,078**	**12.8%**

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Telecommunications metrics (mn)						
Mobile customers	21.8	22.4	(2.8%)	22.0	22.4	22.5
Broadband customers[5]	1.3	1.2	10.6%	1.3	1.2	1.2
4G customers	15.3	14.4	5.9%	15.3	15.4	15.0
4G subscriber base penetration	70.3%	64.5%	5.8p.p.	69.6%	68.7%	66.5%
Multiplay customers	8.1	6.5	23.6%	8.1	7.3	6.6
Mobile ARPU (UAH)	172.7	146.0	18.3%	166.5	161.1	153.1
Churn rate (annualized, %)	14.2%	15.1%	(0.9p.p.)	16.2%	13.5%	9.9%
Monthly data usage per customer (GB)	14.9	12.6	18.3%	14.9	14.7	13.0

	2Q26	1Q26	QoQ	4Q25
Digital metrics (mn)				
Total digital customers (users active in quarter)	**29.3**	**28.4**	**3.0%**	**20.8**
Includes:				
My Kyivstar	9.2	8.7	6.8%	7.8
Helsi	5.0	4.9	1.7%	4.8
Tabletki	6.3	6.3	(0.5%)	n.a.
Kyivstar TV	3.6	3.4	4.4%	3.1
Uklon	5.2	5.1	1.3%	5.1
Rides	43.0	43.7	(1.6%)	43.6
Deliveries	1.4	1.5	(4.2%)	1.3

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting 1Q26 (1Q26 UAH 421 mn; 2Q26: UAH 394 mn), with prior periods reclassified for comparability (1Q25: UAH 458 mn; 2Q25: UAH 408 mn).
3. Profit and EPS also reflect UAH 933 million fair value loss on KGL warrants in 2Q26.
4. Weighted avg. common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (2Q26 & 1H26), 206.9 (2Q25 & 1H25).
5. Prior periods come with adjustments to reflect refinements in data collection and reporting, including a switch to 3-month-active metrics to improve comparability between periods and services.

7

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

GROUP PERFORMANCE

Kyivstar delivered revenue growth of 19.3% YoY to USD 339 mn (27.0% YoY to UAH 14.9 bn) in 2Q26. Growth was broad-based, with double-digit growth in UAH terms sustained across the Telecommunication business and all digital verticals. 2Q represents the first quarter in which the YoY comparison base includes Uklon, which was consolidated effective April 2025.

Revenue breakdown

Revenue, mn	USD			UAH		
	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Total, of which:	339	284	19.3%	14,974	11,788	27.0%
Telecom and infrastructure, of which:	265	244	8.8%	11,718	10,116	15.8%
Mobile	249	232	7.8%	11,019	9,599	14.8%
Fixed	13	12	4.7%	577	517	11.5%
Infrastructure	3	n.a.	n.m.	122	n.a.	n.m.
Digital	74	40	83.0%	3,256	1,672	94.7%

Revenue, mn	USD			UAH		
	1H26	1H25	YoY	1H26	1H25	YoY
Total, of which:	662	539	22.8%	28,957	22,436	29.1%
Telecom and infrastructure, of which:	521	480	8.5%	22,780	19,975	14.0%
Mobile	493	455	8.3%	21,534	18,934	13.7%
Fixed	25	25	1.4%	1,110	1,041	6.6%
Infrastructure	3	n.a.	n.m.	136	n.a.	n.m.
Digital	141	59	138.4%	6,177	2,461	151.0%

Note: Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly.

Telecommunications and infrastructure revenue grew 8.8% YoY in 2Q26 to reach USD 265 mn (15.8% YoY to UAH 11.7 bn), driven by rising mobile ARPU and data consumption, along with boosts from an expanding fixed broadband customer base and the diversification into renewable energy. Mobile ARPU climbed 11.2% YoY to USD 3.9 for 2Q26 (18.3% to UAH 172.7), reflecting sustained success in delivering relevant products and services that drive usage. Infrastructure revenue now includes six solar power plants acquired in the Lviv region from May 2026, which contributed UAH 96.4 mn for the quarter.

Digital revenue rose 83.0% YoY in 2Q26 to USD 73.7 mn (94.7% to UAH 3.3 bn) and accounted for 21.7% of Group revenue for 2Q26.

Telecommunication financial and operational highlights

- **Kyivstar maintains leadership in the Ukrainian telecom market** with 21.8 mn mobile subscribers as of June 30, 2026. Churn declined 0.9 pp YoY in 2Q26 to 14.2%. 4G penetration rose 5.8 pp YoY to 70.3% of the mobile customer base.
- **Fixed broadband customers rose 10.6% YoY.** Customers who subscribe both to fixed broadband and mobile also continue to rise, reflecting customers stepping into multiple areas of the Kyivstar ecosystem. The highly fragmented broadband market remains a potential area for inorganic growth.

8

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Key subscriber and usage data

	2Q26	2Q25	YoY	1Q26	4Q25	3Q25
Mobile customers (mn)	21.8	22.4	(2.8%)	22.0	22.4	22.5
Broadband customers (mn)	1.3	1.2	10.6%	1.3	1.2	1.2
4G customers (mn)	15.3	14.4	5.9%	15.3	15.4	15.0
4G penetration (%)	70.3%	64.5%	5.8p.p.	69.6%	68.7%	66.5%
Mobile ARPU (USD)	3.9	3.5	11.2%	3.8	3.8	3.7
Mobile ARPU (UAH)	172.7	146.0	18.3%	166.5	161.1	153.1
Mobile MoU (minutes per month)	291	295	(1.3%)	297	296	288
Data usage per customer (GB/month)	14.9	12.6	18.3%	14.9	14.7	13.0

Multiplay strategy update

Multiplay		USD			UAH	
	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Revenue (mn)	139	95	47.4%	6,154	3,923	56.9%
Customers (mn)	8.1	6.5	23.6%	8.1	6.5	23.6%
ARPU	5.8	5.0	15.6%	254.7	207.0	23.1%

Through its multiplay strategy, Kyivstar increases customer spending and loyalty by providing a suite of services that complement one another in addition to creating value for the customer on their own. For example, an existing Telecommunication customer is encouraged to try Kyivstar's digital offerings through marketing and bundling opportunities, especially the "superpower" bundles of connectivity and premium digital services. Business lines benefit from the synergies of accessing each other's customer base at a near-zero acquisition cost, while the customer benefits from convenience and growing interconnectivity.

Multiplay customers are defined as those who have consumed voice, 4G data, and at least one digital application. Multiplay customers grew 23.6% YoY to 8.1 mn as of June 30, 2026, now representing 39.9% of the total one-month active customer base. Multiplay revenue increased 47.4% YoY in 2Q26 to USD 139 mn (56.9% to UAH 6.2 bn) and now represents 41.1% of total revenue.

Digital financial and operational highlights

Kyivstar progressed its evolution into a connectivity-anchored digital ecosystem in 2Q26 as reflected in the diverse and digital revenue mix. Digital revenue rose 83.0% YoY to USD 73.7 mn (94.7% YoY to UAH 3.3 bn). Digital services accounted for 21.7% of revenue in 2Q26 (+7.6 p.p. YoY), reflecting a combination of organic expansion, improving monetization models, integrating new acquisitions, and customer migration throughout the ecosystem.

Digital revenue by platform

Revenue in mn		USD			UAH	
	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Digital revenue, of which:	**73.7**	**40.3**	**83.0%**	**3,256**	**1,672**	**94.7%**
Uklon	32.8	21.7	50.8%	1,448	903	60.4%
Digital Enterprise[1]	16.8	14.6	15.8%	746	605	23.2%
Kyivstar TV	13.9	2.2	534.8%	614	91	576.1%
Helsi	2.4	1.8	35.9%	105	73	44.6%
Tabletki	7.8	n.a.	n.a.	342	n.a.	n.a.

Revenue in mn		USD			UAH	
	1H26	1H25	YoY	1H26	1H25	YoY
Digital revenue, of which:	**141.1**	**59.2**	**138.4%**	**6,177**	**2,461**	**151.0%**
Uklon	65.7	21.7	202.3%	2,874	903	218.3%
Digital Enterprise[1]	33.4	29.7	12.4%	1,461	1,237	18.1%
Kyivstar TV	24.3	4.3	463.3%	1,067	180	493.1%
Helsi	4.5	3.4	33.8%	198	141	40.7%
Tabletki	13.1	n.a.	n.a.	576	n.a.	n.a.

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward.

9

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Prior periods have been reclassified accordingly.

Total digital customers reached 29.3 mn by June 30, 2026, a 3.0% gain QoQ. The growing customer base spans entertainment, health, marketplace, and mobility verticals, providing the Group with daily, high-frequency touchpoints to further boost customer engagement across the digital ecosystem.

Digital customers

	2Q26	1Q26	QoQ	4Q25
Digital customers, of which:	**29.3**	**28.4**	**3.0%**	**20.8**
Uklon	5.2	5.1	1.3%	5.1
Helsi	5.0	4.9	1.7%	4.8
Kyivstar TV	3.6	3.4	4.4%	3.1
My Kyivstar	9.2	8.7	6.8%	7.8
Tabletki	6.3	6.3	(0.5%)	n.a.

1. Digital customers refer to active users in 2Q26.

Uklon: Evolving into a one-stop mobility platform

Uklon is Ukraine's leading provider of ride-hailing services, in addition to related mobility and technology offerings. Uklon generated USD 32.8 mn in revenue (+50.8% YoY) and USD 12.5 mn in EBITDA (+35.5% YoY) in 2Q26. The financials highlight the core ride-hailing business's strong scale and expanded service offering in Ukraine, and the growing scale of the company's ride-hailing business in Uzbekistan. Total customers grew 8.2% YoY to 5.2 mn in 2Q26, rides grew 4.5% YoY to 43.0 mn, and deliveries grew by 25.9% YoY to 1.4 mn.

Financials, mn	USD			UAH		
	2Q26	**2Q25**	**YoY**	**2Q26**	**2Q25**	**YoY**
Revenue	32.8	21.7	50.8%	1,448	903	60.4%
EBITDA*	12.5	9.3	35.5%	554	385	44.1%
Operating metrics, mn						
No. of rides	43.0	41.2	4.5%	43.0	41.2	4.5%
No. of deliveries	1.4	1.1	25.9%	1.4	1.1	25.9%

Financials, mn	USD			UAH		
	1H26	**1H25**	**YoY**	**1H26**	**1H25**	**YoY**
Revenue	65.7	21.7	202.3%	2,874	903	218.3%
EBITDA*	25.0	9.3	170.0%	1,093	385	184.2%
Operating metrics, mn						
No. of rides	86.7	41.2	110.7%	86.7	41.2	110.7%
No. of deliveries	2.9	1.1	157.4%	2.9	1.1	157.4%

Note: These results reflect performance from the acquisition close date of April 2, 2025. We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations non-IFRS measures to comparable IFRS measures and Attachment D for a detailed description of such measures.

Uklon continues to progress in its evolution into a one-stop mobility platform. Developments in 2Q26 include:

- An agreement to acquire E-wings, adding electric scooters to its mobility platform and expanding Uklon beyond ride-hailing into multimodal urban transport across 11 Ukrainian cities.
- The launch of the Uklon Travel booking solution for domestic and multinational bus routes and accompanying Uklon Travel Bus with co-branded routes to key travel hubs. All of Ukraine remains a no-fly zone due to the war, placing extra emphasis on the role of buses in the economy and the country's public transportation network.
- Ukraine's first live testing of autonomous vehicle technology, positioning Uklon as Ukraine's leader in the autonomous mobility and robotaxi space.
- The launch of Uklon Store, marking Uklon's first move beyond mobility into a broader in-app commerce platform. Starting with same-day flower delivery in Kyiv, the service builds on Uklon's 5.2 mn active users.

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2Q26 & 1H26

The launch deepens customer engagement and opens new digital revenue streams beyond mobility.

Helsi: focused on growing the premium subscription base

Helsi is Ukraine's leading health-tech platform, providing 5.0 mn customers (+1.7% QoQ) as of 2Q26 with B2C, software-as-a-service, and data-driven healthcare services. Revenue for 2Q26 rose 35.9% YoY to USD 2.4 mn (44.6% to UAH 105 mn).

Customers paying for premium services (premium subscriptions) grew to more than 109,000 by end 2Q26, up from 57,000 at end 2025 and 87,000 at end 1Q26. Growth continues to be driven by family and individual medical care subscription plans, along with growing adoption of detailed health insight products, including automatic interpretation of medical test results and biomarker tracking. The Helsi Superpower bundle, which extends Helsi's advanced digital health features to Kyivstar mobile subscribers, maintains meaningful traction and has become a core driver of conversion to paying customers, further strengthening cross-ecosystem synergies.

Helsi is deeply embedded in Ukraine's eHealth ecosystem, powering appointment scheduling, prescriptions, and health records management. This deep integration, including touchpoints with systems like accounting and insurance processing, makes Helsi indispensable for both patients and providers alike. The vertical also aligns closely with public policy goals regarding digital healthcare initiatives, in turn reflecting Kyivstar's commitment to ESG and CSR.

As of June 30, 2026, Kyivstar customers were able to access more than 1,700 public and private clinics and nearly 44,000 medical professionals. Patients made more than 2.4 mn appointments through Helsi in 2Q26.

Tabletki: Strong quarter, progressing ecosystem ties

Tabletki is Ukraine's leading online marketplace for pharmaceuticals and healthcare products, facilitating search, comparison, inventory verification, and purchases at more than 14,500 Ukrainian pharmacies. Tabletki was consolidated effective February 2026 and contributed UAH 342 mn (USD 7.8 mn) in revenue and UAH 274 mn (USD 6.2 mn) in EBITDA in 2Q26. Gross merchandise value (GMV) of bookings completed through the platform amounted to UAH 16.6 bn for 2Q26, while number of orders reached 44.9 mn. Tabletki recognizes revenue from the commission and service fees earned rather than the gross value of transactions facilitated through its platform.

Financials[1*], mn	USD			UAH		
	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Revenue	7.8	n.a.	n.m.	342	n.a.	n.m.
EBITDA	6.2	n.a.	n.m.	274	n.a.	n.m.
Operating metrics[1], mn						
Customers[2]	6.3	n.a.	n.m.	6.3	n.a.	n.m.
GMV	376.3	n.a.	n.m.	16,617	n.a.	n.m.
Average monthly bookings	15	n.a.	n.m.	15	n.a.	n.m.

Financials[1*], mn	USD			UAH		
	1H26	1H25	YoY	1H26	1H25	YoY
Revenue	13.1	n.a.	n.m.	576	n.a.	n.m.
EBITDA	10.7	n.a.	n.m.	470	n.a.	n.m.
Operating metrics[1], mn						
Customers[2]	6.3	n.a.	n.m.	6.3	n.a.	n.m.
GMV	634.0	n.a.	n.m.	27,827	n.a.	n.m.
Average monthly bookings	15.1	n.a.	n.m.	15.1	n.a.	n.m.

1. 1H26 Tabletki metrics reflect results for February and March for 1Q26 and full results for 2Q26.
2. Digital customers refer to active users in 2Q26.

Work continues on capitalizing on the synergies between Tabletki's and Helsi's services. The teams are focused on creating a seamless patient journey across healthcare services and pharmaceutical purchases. This includes mutual lead generation, telemedicine integration, ordering of medicines under prescription, and advanced data analytics. Optimizing synergies across Helsi's platform with Tabletki's leading position in pharmaceutical search and discovery is expected to strengthen the group's ability to build a fully integrated digital health ecosystem.

11

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 12 Kyivstar TV: Steady upward customer engagement Kyivstar TV is the largest streaming service by customer base in Ukraine. The number of customers grew 4.4% QoQ in 2Q26 to 3.6 mn. As of June 30, 2026, 49.2% of the Group’s broadband customers were also digital TV customers, reflecting the synergies across both services. Revenue reached USD 13.9 mn (UAH 614 mn) in 2Q26, a more than fivefold increase YoY in large part due to the change to the service’s revenue model from September 2025. The service engages customers on a wide range of platforms, including OTT, and is accessible by design to potential customers regardless of whether they are already part of the Kyivstar ecosystem. Exclusive, high-visibility content targeting a Ukrainian audience promotes customer acquisition and visibility, including most recently rights to broadcast Ukrainian and world boxing champion Oleksandr Usyk’s May bout with Rico Verhoeven and action thriller Killhaus – in addition to an expansive library of other Ukrainian and global content. Digital Enterprise: Building Momentum Digital Enterprise encompasses a diverse range of offerings that mostly target B2B customers, including SMEs. Revenue grew 15.8% YoY in 2Q26 to reach USD 16.9 mn (+23.2% YoY to UAH 746 mn). Active contracts grew 29.4% YoY to 2.4k in 2Q26. The Big Data and AI business generated revenue of USD 5.5 mn in 2Q26, +96.9% YoY (84.8% to UAH 242.9 mn), supported by continued AdTech enhancements, analytics growth, and AI‑driven customer engagement. The Adwisor self-service AdTech platform had over 4,100 registered clients as of June 2026. The cloud business sustained strong momentum with 34.2% YoY revenue growth to USD 2.3 mn (+42.8%YoY to UAH 103.3 mn), underpinned by renewed Microsoft partner designations, expanded cybersecurity partnerships, and closer regional integration within the VEON Group, altogether reinforcing Kyivstar’s position as a trusted cloud and digital transformation partner. Identity and credential management services saw revenue decline in 2Q26 by 9.1% to USD 8.9 mn (-3.3% YoY to UAH 394.4 mn) as a result of the continuing technological shifts. Development continues apace on the Syaivo national LLM initiative. Model 4B entered beta testing and reached the top position on the Ukrainian leaderboard among smaller models. Kyivstar also signed a Memorandum of Understanding with Ukraine’s Ministry of Economy in June 2026 to explore expanded cooperation in sovereign AI infrastructure. The initiative aims to strengthen digital resilience and technological sovereignty, including supporting scalable AI adoption across public services, financial services, industry, and research. Capital expenditure Capex excluding licenses and right-of-use for 2Q26 was USD 59 mn (UAH 2.6 bn) with a capex intensity of 17.3%. Intensity for the last twelve months to end 2Q26 was 26.6%. The capex intensity underscores Kyivstar’s commitment to investments that sustain network quality and resilience amid the war. • Capex focus: Continued investment in network resilience, fiber rollout, and energy security remains a top priority, even as total CAPEX declined year-over-year (2Q26 -29.4%, 1H26 -6.0%). • Energy resilience: Kyivstar’s network sites are now equipped with backup batteries, inverters and solar power, reducing vulnerability to grid instability and proceeding in line with contemporary legal requirements. Kyivstar will continue to comply on this matter, inclusive of any new regulatory requirements that may come into force going forward. As of June 2026, the Group had funded the installation of more than 10,200 generators (stationary diesel generators, mobile diesel generators and third-party stationary diesel generators) and over 260,000 additional batteries for backup capacity and improved network resilience.

EARNINGS RELEASE
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2Q26 & 1H26

KYIVSTAR

Financial overview

Kyivstar Group Ltd. USD mn	2Q26	2Q25	YoY	1H26	1H25	YoY
Total revenue	339	284	19.3%	662	539	22.8%
Telecommunications and infrastructure	265	244	8.8%	521	480	8.5%
Digital[1]	74	40	83.0%	141	59	138.4%
EBITDA	188	165	13.7%	361	306	17.8%
Telecommunications and infrastructure	157	147	6.3%	301	279	7.8%
Digital	31	18	75.6%	60	27	120.8%
EBITDA margin (%)	55.4%	58.1%	(2.7p.p.)	54.5%	56.8%	(2.3p.p.)
Telecommunications and infrastructure	59.1%	60.5%	(1.4p.p.)	57.8%	58.1%	(0.4p.p.)
Digital	42.0%	43.8%	(1.8p.p.)	42.4%	45.7%	(3.4p.p.)
Depreciation and amortization	(64)	(51)	24.3%	(122)	(95)	27.8%
Impairment	(2)	(2)	(5.9%)	(4)	(4)	(3.0%)
Operating profit / EBIT [2]	127	112	13.6%	240	206	16.6%
Net finance costs	(15)	(14)	6.4%	(29)	(28)	3.2%
Other non-operating loss, net	(20)	(3)	561.2%	(21)	(4)	420.9%
Net foreign exchange gain / (loss)	5	8	(41.7%)	11	(13)	(182.0%)
Profit before tax[3]	97	103	(5.7%)	201	161	25.0%
Income taxes	(20)	(21)	(5.3%)	(39)	(35)	11.1%
Effective tax rate (%)	20.5%	20.4%	0.1p.p.	19.3%	21.7%	(2.4p.p.)
Net profit[3]	77	82	(5.7%)	162	126	28.8%
WANS (basic)	230.9	206.9		230.9	206.9	
WANS (diluted)	230.9	206.9		230.9	206.9	
EPS[3]	0.33	0.40	(17.5.%)	0.70	0.61	14.8.%

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward and 2Q26 (USD 8.9mn). Prior periods have been reclassified accordingly (1Q25 USD 11.0 mn and USD 9.8 mn).
2. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
3. Profit and EPS also reflect USD 21.2 mn fair value loss on KGL warrants in 2Q26 and USD 22 mn in 1H26.

Total revenue growth of 19.3% for 2Q26 reflects rising mobile ARPU and data consumption, along with boosts from an expanding fixed broadband customer base and the diversification into renewable energy.

EBITDA growth of 13.7% for 2Q26 was driven by revenue growth, acquisitions, operating leverage, and disciplined cost management. To provide greater visibility into our evolving business mix, Kyivstar's EBITDA margin for our core Telecommunication and infrastructure declined 1.4 p.p. YoY to 59.1%, while our digital business margin stood at 42.0% for 2Q26. The overall EBITDA margin declined by 2.7 p.p. YoY to 55.4% for the quarter, reflecting the scaling of these high-growth, relatively lower-margin digital platforms. While digital businesses produce lower EBITDA margins than traditional Telecommunication services due to their growth and investment characteristics, their lower capital intensity supports strong free cash flow conversion and cash generation comparable to Telecommunication businesses.

Depreciation and amortization increased 24.3% for 2Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure, as well as the timing of recent capex entering the depreciation cycle.

Operating profit (EBIT) increased 13.6% for 2Q26, supported by the higher EBITDA and consolidation of Tabletki and solar power plants, and partly offset by the higher depreciation and amortization costs.

Net-finance costs were largely stable YoY in 2Q26. These reflect the net impact of interest on lease liabilities, interest expenses on payables to VEON and interest income on cash balances.

Other non-operating loss was primarily driven by change in fair value of outstanding warrants (USD -21.2 mn for 2Q26).

Foreign exchange gain was driven by a smaller revaluation gain in 2Q26 on the Group's net foreign-currency position.

Income tax expense declined 5.3% in 2Q26, mainly driven by the lower profit before tax. The effective tax rate

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2Q26 & 1H26

remained broadly stable YoY to 20.5% for 2Q26 (from 20.4% in 2Q25).

Net profit declined 5.7% YoY for the quarter to USD 77 mn, with an EPS of USD 0.33 per share.

Liquidity and capital structure

USD / UAH mn	USD			UAH		
	30 Jun 26	**31 Mar 26**	**QoQ**	**30 Jun 26**	**31 Mar 26**	**QoQ**
Cash and cash equivalents	364	353	3.1%	16,353	15,446	5.9%
Gross debt of which	**488**	**487**	**0.3%**	**21,905**	**21,318**	**2.8%**
Bonds and loans - principal	88	94	(5.8%)	3,955	4,098	(3.5%)
Lease liabilities - principal	400	393	1.8%	17,951	17,219	4.2%
Net debt	**123**	**134**	**(7.8%)**	**5,526**	**5,855**	**(5.6%)**
Net liquidity position, excluding leases	**277**	**259**	**6.8%**	**12,425**	**11,364**	**9.3%**

Kyivstar reported UAH 16.4 bn (USD 364 mn) in cash and cash equivalents as of June 2026. The QoQ increase primarily reflects free cash flow generated in the quarter, offset by the payment for acquisitions of solar power plants. Bonds and loans primarily reflect the debt to VEON. Lease liabilities associated with towers transferred to Ukraine Tower Company are fully recognized under IFRS 16.

14

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 15 STRATEGIC DEVELOPMENTS Kyivstar’s work with Space X’s Starlink continues to develop. More than 6 mn Kyivstar customers have now used the direct to cell (D2C) service, which has expanded beyond messaging to incorporate data with select apps even when there is no terrestrial signal, starting with Google Maps, Viber and WhatsApp. Kyivstar completed the acquisition of six solar power plants in Ukraine’s Lviv region, with a combined installed capacity of 105 MW, for USD 80.8 million, comprising purchase consideration of approximately USD 69.8 million paid to the sellers and an additional approximately USD 11 million of reimbursable financial assistance provided by Kyivstar to the target companies to refinance existing bank indebtedness. The transaction expanded Kyivstar’s total solar-generation capacity to 118 MW, with expected annual output equivalent to approximately 30% of Kyivstar’s current annual electricity consumption across its telecommunication operations. Uklon launched Uklon Store, marking its first move beyond mobility into a broader in-app commerce platform. Starting with same-day flower delivery in Kyiv, the service builds on Uklon’s 5.2 mn active users. The launch deepens customer engagement and opens new digital revenue streams beyond mobility. Uklon also announced an agreement to acquire E-wings, adding electric scooters to its mobility platform, and expanding Uklon beyond ride- hailing into multimodal urban transport across 11 Ukrainian cities. Separately, Uklon launched Ukraine’s first live testing of autonomous vehicle technology during the quarter, positioning Uklon as the leader in Ukraine’s autonomous mobility and robotaxi space. In June, Kyivstar signed an MoU with Ukraine’s Ministry of Economy to explore an AI-ready data center in Ukraine, supported by VEON’s financial capacity and global expertise. The initiative would expand secure in-country computing capacity, strengthen digital resilience and technological sovereignty, and support scalable AI adoption across public services, financial services, industry and research. Any investment would be phased within Kyivstar’s existing capital expenditure framework, supporting Ukraine’s long-term digital growth while maintaining disciplined capital allocation. Also in June, Kyivstar signed an MoU with Ukraine’s National Securities and Stock Market Commission to explore mechanisms to enable investors in Ukraine to access Kyivstar’s existing Nasdaq-listed shares through established brokerage channels. The initiative aims to broaden domestic participation in Kyivstar’s growth, strengthen Ukraine’s capital markets, and deepen their integration within the global financial system. The parties will assess the regulatory, legal and operational framework required to advance the initiative in compliance with Ukrainian and U.S. securities laws.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

OUTLOOK FOR 2026

For 2026, Kyivstar has revised its outlook and now expects to deliver **revenue growth of 21%-23% and EBITDA growth of 17%-19% YoY in UAH terms.**

In **USD terms** (assuming UAH/USD averaging 44.5 for the year), revenue is expected to grow 14%-16% and EBITDA by 9%-12%.

Capex intensity for **2026** is unchanged and expected to reach **21%-24%** of revenue.

	FY26 outlook[1]	
	USD[2]	UAH
Total revenue, YoY (revised)	14% - 16% ↑	21% - 23% ↑
Previous outlook	*11% - 14%*	*18% - 21%*
EBITDA, YoY (revised)[1]	9% - 12% ↑	17% - 19% ↑
Previous outlook	*7% - 10%*	*14% - 17%*
Capex intensity (maintained)	21% - 24%	
Previous outlook	*21% - 24%*	

1. The outlook is subject to risks and uncertainties including, but not limited to, those discussed herein. Actual outcomes may differ materially from current expectations, and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. The Group's outlook includes IFRS and non-IFRS financial measures, where reconciliation is impossible without unreasonable effort due to the inherent difficulty in forecasting certain items that are dependent on future events and circumstances beyond the Group's control. Such items may be material.
2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar.

We cannot provide a reconciliation of the non-IFRS measures EBITDA and capex intensity projections for 2026 without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS profit / (loss) for the period, including income taxes and net gain / (loss) on foreign exchange, and IFRS intangible assets and certain costs which impact the IFRS property, plant and equipment. Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be regarding the expense or income that may ultimately be recognized in 2026.

We present certain financial information with respect to Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group's audited financial statements as reported under IFRS.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

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PRESENTATION OF FINANCIAL RESULTS

Kyivstar's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses) and capex excl. licenses, Total debt including leases, and capex intensity trends, is defined in Attachment D and reconciled to the comparable IFRS information in Attachment A.

Interim Condensed Consolidated Income Statement

for the three and six-month periods ended June 30

	Three-month period		Six-month period	
USD mn except earnings per share	**2Q26**	**2Q25**	**1H26**	**1H25**
Revenue	339	284	662	539
Cost of services, equipment and accessories	(38)	(27)	(71)	(51)
Selling, general and administrative expenses	(113)	(92)	(231)	(183)
Depreciation	(40)	(35)	(78)	(66)
Amortization	(24)	(16)	(44)	(29)
Impairment	(2)	(2)	(4)	(4)
Gain / (loss) on disposal of non-current assets	5.0	(1.0)	5.0	(1.0)
Other operating income	-	1	1	1
Operating profit	127	112	240	206
Finance costs	(19)	(18)	(37)	(39)
Finance income	4	4	8	11
Other non-operating loss, net	(20)	(3)	(21)	(4)
Net foreign exchange gain / (loss), net	5	8	11	(13)
Profit before tax	97	103	201	161
Income taxes	(20)	(21)	(39)	(35)
Profit for the period[1]	77	82	162	126
Basic and diluted earnings per share	0.33	0.40	0.70	0.61
Weighted average shares outstanding:				
Basic and diluted	230.9	206.9	230.9	206.9

17

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 18 Interim Condensed Consolidated Statement of Financial Position as of USD mn 30 Jun 2026 31 Dec 2025 Assets Non-current assets Property and equipment 949 849 Intangible assets, excluding goodwill 439 363 Goodwill 221 128 Investments and derivatives 2 2 Deferred tax assets 3 - Other assets 52 88 Total non-current assets 1,666 1,430 Current assets Inventories 3 3 Trade and other receivables 41 37 Receivables from related parties 28 49 Investments and derivatives 131 119 Current income tax assets - 5 Other assets 30 24 Cash and cash equivalents 364 455 Total current assets 597 692 Total assets 2,263 2,122 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,385 1,299 Total Equity 1,385 1,299 Non-current liabilities Debt and derivatives 355 287 Provisions 7 9 Deferred tax liabilities 33 21 Other liabilities 8 8 Total non-current liabilities 403 325 Current liabilities Trade and other payables 149 141 Debt and derivatives 189 229 Provisions 10 10 Current income tax payables 20 19 Other liabilities 107 99 Total current liabilities 475 498 Total equity and liabilities 2,263 2,122 Note: please refer to Attachment B for UAH denominated statement. Upon listing, the debt and derivatives started to reflect a current liability associated with the fair value of the outstanding Kyivstar warrants, at USD 49 mn as of June 30, 2026. Under IFRS, these warrants are carried at fair value with changes in fair value recorded through profit or loss and are measured at each reporting period end, with the valuation being driven by the market price of the warrant at the end of the quarter.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 19 Interim Condensed Consolidated Statement of Cash Flows For the six-month periods ended June 30 USD mn 2026 2025 Operating activities Profit before tax 201 161 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 126 99 (Gain) / loss on disposal of non-current assets (5) 1 Finance costs 37 39 Finance income (8) (11) Other non-operating loss, net 21 4 Foreign exchange (gain) / loss. net (11) 13 Changes in trade, other receivables and prepayments 6 2 Changes in trade and other payables 14 20 Changes in provisions, pensions and other 3 2 Interest paid (32) (34) Interest received 7 3 Income tax paid (28) (34) Net cash flows from operating activities 331 265 Investing activities Purchase of property, plant and equipment (81) (73) Purchase of intangible assets (39) (29) Receipts / (payments) on deposits 25 (23) Acquisition of subsidiaries, net of cash acquired (234) (141) (Investment in) / inflow in financial assets (43) 30 (Outflows) / inflow on loans granted, net (11) 364 Proceeds from sale of property and equipment and intangible assets 1 - Net cash flows (used in) investing activities (382) 128 Financing activities Proceeds from borrowings, net of fees paid - 7 Repayment of debt (11) (585) Payment of principal portion of lease liabilities (21) (18) Investment in shares of VEON Ltd. - (22) Net cash flows used in financing activities (32) (618) Net decrease in cash and cash equivalents (83) (225) Net foreign exchange difference (8) 9 Cash and cash equivalents at beginning of period 455 674 Cash and cash equivalents at end of period 364 458

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 20 ATTACHMENTS Contents of the Attachments ATTACHMENT A Reconciliation tables 21 ATTACHMENT B Condensed Financial Statements (in UAH) 24 ATTACHMENT C Rates of functional currency to USD 27 ATTACHMENT D Definitions 28

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Attachment A: Reconciliation tables

Management believes that the below non-IFRS measures are useful to investors in evaluating our operating performance. We use non-IFRS measures in addition to results determined in accordance with IFRS to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that these measures, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because they provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries, subject to differences in the way it is calculated by different companies, because they provide consistency and comparability with past financial performance.

Profit for the period to EBITDA reconciliation (USD mn)	2Q26	2Q25	1H26	1H25
Profit for the period	77	82	162	126
Income taxes	20	21	39	35
Amortization	24	16	44	29
Depreciation	25	22	48	40
Depreciation of right of use asset (A)	15	13	30	26
Impairment	2	2	4	4
Foreign exchange (gain) / loss, net	(5)	(8)	(11)	13
(Gain) / loss on disposal of non-current assets	(5)	1	(5)	1
Other non-operating loss, net	20	3	21	4
Finance income	(4)	(4)	(8)	(11)
Finance costs	3	4	5	11
Financial expense from lease liability (B)	16	14	32	28
EBITDA (C)	188	165	361	306
EBITDA after leases (EBITDAaL) [C-(A+B)]	157	138	299	251

Uklon: Profit for the period to EBITDA reconciliation (USD mn)	2Q26	2Q25	1H26	1H25
Profit for the period	10	5	19	5
Income taxes	1	1	2	1
Amortization	2	2	4	2
Depreciation	0.1	0.2	0.2	0.2
Net foreign exchange gain	(1)	1	(1)	1
Finance income	(0.4)	(0.2)	(0.8)	(0.2)
Finance costs	-	-	-	-
EBITDA	12	9	24	9

Tabletki: Profit for the period to EBITDA reconciliation (USD mn)	2Q26	2Q25	1H26	1H25
Profit for the period	3.6	n.a.	8.0	n.a.
Income taxes	-	n.a.	0.1	n.a.
Depreciation	-	n.a.	-	n.a.
Amortization	2.8	n.a.	2.8	n.a.
Finance income	(0.2)	n.a.	(0.2)	n.a.
EBITDA	6.2	n.a.	10.7	n.a.

Note: 1H26 Tabletki metrics reflect February and March plus the full second quarter of 2026.

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CAPEX reconciliation (USD mn)	2Q26	2Q25	1H26	1H25
Capex (excl. license and RoU)	59	83	126	134
Difference in timing b/w accrual and payment for capex	(3)	(36)	(6)	(33)
Cash capex (excluding license payments) [1]	56	47	120	101

1. *Total cash paid for 2Q26 capex is USD 56 mn (1H26 120 mn), including purchase of property, plant and equipment in 2Q26 of USD 31 mn (1H26 81 mn) and purchase of intangible assets in 2Q26 of USD 25 mn (1H26 USD 39 mn).*

Cash Flow Statement to EFCF reconciliation (USD mn)	2Q26	2Q25	YoY	1H26	1H25	YoY
Net cash flow from operating activities	170	137	33	331	265	66
Proceeds from sales of non-current assets	1	-	1	1	0	1
Cash capex (excluding license payments)	(56)	(47)	(8)	(120)	(101)	(19)
Equity free cash flow (before leases and licenses)	115	90	25	212	164	48
Lease liabilities - Principal	(11)	(10)	(1)	(21)	(18)	(3)
License payments	-	(1)	1	-	(1)	1
Equity free cash flow (after leases and licenses)	104	79	25	191	145	46

Profit for the period to EBITDA reconciliation (UAH mn)	2Q26	2Q25	1H26	1H25
Profit for the period	3,415	3,368	7,102	5,220
Income taxes	878	872	1698	1457
Amortization	1042	664	1915	1207
Depreciation	1101	873	2131	1636
Depreciation of right of use asset (A)	659	538	1290	1069
Impairment	84	82	163	166
(Gain) / loss on disposal of non-current assets	(216)	42	(217)	42
Foreign exchange (gain) / loss, net	(206)	(321)	(469)	537
Other non-operating loss	874	249	892	291
Finance income	(167)	(137)	(331)	(422)
Finance costs	128	19	224	277
Financial expense from lease liability (B)	698	599	1382	1197
EBITDA (C)	8,290	6,848	15,780	12,676
EBITDA after leases (EBITDAaL) [C-(A+B)]	6,933	5,711	13,108	10,410

Uklon: Profit for the period to EBITDA reconciliation (UAH mn)	2Q26	2Q25	1H26	1H25
Profit for the period	438	195	864	195
Income taxes	57	57	97	57
Amortization	94	81	184	81
Depreciation	4	7	8	7
Net foreign exchange gain	(28)	53	(36)	53
Finance income	(20)	(7)	(35)	(7)
EBITDA	546	385	1,083	385

Note: Uklon metrics exclude intercompany transactions.

Tabletki: Profit for the period to EBITDA reconciliation (UAH mn)	2Q26	2Q25	1H26	1H25
Profit for the period	156	n.a.	351	n.a.
Income taxes	1	n.a.	3	n.a.
Amortization	125	n.a.	126	n.a.
Depreciation	1	n.a.	1	n.a.
Finance income	(9)	n.a.	(11)	n.a.
EBITDA	274	n.a.	470	n.a.

Note: 1H26 Tabletki metrics reflect February and March plus the full second quarter of 2026.

22

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

CAPEX reconciliation (UAH mn)	2Q26	2Q25	1H26	1H25
Capex (excl. license and RoU)	2,602	3,445	5,525	5,576
Difference in timing b/w accrual and payment for capex	(158)	(1,494)	(300)	(1,370)
Cash capex (excluding license payments)	2,444	1,951	5,225	4,206

Cash Flow Statement to EFCF reconciliation (UAH mn)	2Q26	2Q25	YoY	1H26	1H25	YoY
Net cash flow from operating activities	7,503	5,687	1,816	14,460	11,027	3,433
Proceeds from sales of noncurrent assets	23	0	23	51	0	51
Cash capex (excluding license payments)	(2,444)	(1,951)	(493)	(5,225)	(4,206)	(1,019)
Equity free cash flow (before leases and licenses)	5,081	3,736	1,345	9,285	6,821	2,464
Lease liabilities - Principal	(466)	(415)	(51)	(909)	(749)	(160)
License payments	0	(42)	42	0	(42)	42
Equity free cash flow (after leases and licenses)	4,616	3,280	1,336	8,376	6,031	2,345

23

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
2Q26 & 1H26

Attachment B: Condensed financial statements in UAH

Interim Condensed Consolidated Income Statement

for the three and six-month periods ended June 30

(UAH mn*) except earnings per share	2Q26	2Q25	YoY	1H26	1H25	YoY
Total operating revenue	14,974	11,788	27.0%	28,957	22,436	29.1%
Cost of service, equipment and accessories	(1,696)	(1,120)	51.4%	(3,137)	(2,122)	47.8%
Selling, general and administrative expenses	(5,013)	(3,862)	29.8%	(10,091)	(7,679)	31.4%
Depreciation	(1,760)	(1,411)	24.7%	(3,421)	(2,705)	26.5%
Amortization	(1,042)	(664)	56.9%	(1,915)	(1,207)	58.7%
Impairment	(84)	(82)	2.4%	(163)	(166)	(1.8%)
Gain / (loss) on disposal of non-current assets	216	(42)	(614.3%)	217	(42)	(616.7%)
Other operating income	25	42	(40.5%)	51	42	21.4%
Operating profit	5,620	4,649	20.9%	10,498	8,557	22.7%
Net finance costs	(659)	(481)	37.0%	(1,275)	(1,052)	21.2%
Other non-operating loss, net	(874)	(249)	251.0%	(892)	(291)	206.5%
Net foreign exchange gain / (loss), net	206	321	(35.8%)	469	(537)	(187.3%)
Profit before tax	4,293	4,240	1.3%	8,800	6,677	31.8%
Income taxes	(878)	(872)	0.7%	(1,698)	(1,457)	16.5%
Profit for the period[1]	3,415	3,368	1.4%	7,102	5,220	36.1%
Earnings per share[1]						
Basic	14.8	16.3		30.8	25.2	
Diluted	14.8	16.3		30.8	25.2	

1. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (2Q26 & 1H26), 206.9 (2Q25 & 1H25).

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial information is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. This non-IFRS financial information should not be considered in isolation from, or as a substitute for, the Group's unaudited financial statements presented in the Group's reporting currency included herein.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

24

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 25 Interim Condensed Consolidated Statement of Cash Flows for the six-months period ended June 30 (UAH mn*) 2026 2025 Operating activities Net cash flows from operating activities 14,460 11,027 Investing activities Net cash flows (used in) / from investing activities (16,580) 5,308 Financing activities Net cash flows used in financing activities (1,405) (25,679) Net decrease in cash and cash equivalents (3,525) (9,344) Net foreign exchange difference 586 82 Cash and cash equivalents at beginning of period 19,292 28,334 Cash and cash equivalents at end of period 16,353 19,072 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 26 Consolidated statement of financial position (UAH mn*) 30 Jun 2026 31 Dec 2025 Assets Non-current assets Property and equipment 42,566 36,007 Goodwill 9,909 5,419 Intangible assets, excluding goodwill 19,687 15,369 Deferred tax assets 137 - Other assets 2,399 3,824 Total non-current assets 74,698 60,619 Current assets Cash and cash equivalents 16,353 19,292 Trade and other receivables 1,853 1,560 Other current assets 8,610 8,475 Total current assets 26,816 29,327 Total assets 101,514 89,946 Equity and liabilities Total Equity 62,107 55,078 Non-current liabilities Debt and derivatives 15,942 12,126 Other non-current liabilities 2,170 1,600 Total non-current liabilities 18,112 13,726 Current liabilities Trade and other payables 6,667 6,019 Debt and derivatives 8,468 9,717 Other current liabilities 6,160 5,406 Total current liabilities 21,295 21,142 Total equity and liabilities 101,514 89,946 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 27 Attachment C: Rates of UAH to USD Average rates Closing rates 2Q26 2Q25 YoY 30 Jun’26 30 Jun’25 YoY Ukraine Hryvnia 44.2 41.5 6.4% 44.8 41.6 7.7% Note: The foreign exchange (FX) rates presented above have been sourced from Bloomberg.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 28 Attachment D: Definitions 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile customer. We generally calculate ARPU by dividing our mobile telecommunication and digital service revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales, while digital revenue is limited to revenue from mobile and web digital platforms. Capital expenditures (capex) is a non-IFRS financial measure and is defined as capex excluding licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right-of-use assets. Capex intensity is a ratio that is calculated as last-twelve-month (LTM) capex excluding licenses and ROU divided by LTM total revenue. Digital customers include gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and include users who are active in more than one application. Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA after leases (EBITDAaL) is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow (before leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of non-current assets, less cash flow used in investing activities. Equity free cash flow (after leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 29 to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 2Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 2Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents including deposits, long-term and short-term deposits (deposits of USD 0.6 mn, UAH 27 mn as of June 2026). Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents including deposits, long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Revenue from telecommunication services and from infrastructure (“telecom and infrastructure revenue” or “telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy infrastructure assets, primarily solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunication services and from infrastructure (“telecom and infrastructure EBITDA” or “telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunication and infrastructure operations. Telecom/infra EBITDA is calculated by applying the definition of EBITDA to the results of these Telecommunication and infrastructure activities.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 30 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, Total debt including leases, Net cash, excluding leases and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non- GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s financial outlook for 2026, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 2Q26 & 1H26 31 Kyivstar Group Ltd. Index Tower, Unit 517, Level 5 Dubai International Financial Centre Dubai, United Arab Emirates ir@kyivstargroup.com